Exhibit (b)(2)

SUNAMERICA SENIOR FLOATING RATE FUND, INC.

AMENDMENT NO. 2 TO THE BY-LAWS

The By-Laws of SunAmerica Senior Floating Rate Fund, Inc. (the “Corporation”) shall be amended in the following respect:

1.	The following is a new section 4 of Article IV of the Corporations By-Laws:

Section 4. Chairman of the Board. The Chairman shall be an Independent Director for purposes of the Investment Company Act of 1940, as amended, and shall not be an officer of the Corporation under the provisions of Section 1. The duties of such Chairman shall be limited to presiding over all meetings of the Board of Directors, and may include setting the agenda, determining what information is provided to the Board of Directors, and such other duties that may be prescribed from time to time by Articles of Incorporation or these By-Laws. The duties set forth in this Section shall not be in conflict with the Chairman’s role as an Independent Director.

IN WITNESS WHEREOF, I have hereunto set my hand this 7th day of September, 2004.

By:
Joseph P. Kelly Secretary SunAmerica Senior Floating Rate Fund, Inc.